SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PACIFIC AIRPORT GROUP
(Name of Issuer)
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)
SERIES B SHARES
(Title of Class of Securities)
400506101
(CUSIP Number)
Daniel Muñiz Quintanilla
Chief Financial Officer of Grupo México, S.A.B. de C.V.
Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2010
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V. I.R.S. Identification Nos. of above persons (entities only) 13-1808503

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7.	SOLE VOTING POWER

NUMBER OF		56,000,000 (See Item 5)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,394,800 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,000,000 (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER

24,394,800 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,394,800 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7.	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,394,800 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER

24,394,800 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,394,800 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 5 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended July 12, 2010, July 13, 2010, August 13, 2010 and August 25, 2010 (collectively with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
     Item 2 is hereby amended and supplemented by adding the following:
     ITM is hereby added as a Reporting Person.
     ITM is a 75.0%-owned subsidiary of Grupo México. ITM is a holding company organized in Mexico whose principal business consists of providing freight transportation, logistics, and multi-modal services. ITM’s principal business address is Bosques de Ciruelos No. 99, Col. Bosques de la Lomas, Mexico D.F., C.P. 11700.
     Annex II hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of ITM. The information set forth in Annex II hereto is incorporated herein by reference.
     During the past five years, ITM has not, and, to the best of ITM’s knowledge, no person listed in Annex II hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented by adding the following:
     The source for the approximately $19,514,024.56 (reflects conversion into U.S. dollars based upon the peso/dollar exchange ratio at close on the applicable dates of purchase (as reported by Bloomberg L.P.)) used for the acquisition of the Shares and the ADSs as reported in Item 5 below was working capital of ITM.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and supplemented by adding the following:
     The Shares and ADSs were acquired by the Reporting Persons for investment purposes. The Reporting Persons may from time to time acquire, purchase or sell Shares on the MSE or ADSs on the NYSE in the open market, in privately negotiated transactions, or otherwise or propose changes in the Board of Directors of the Issuer, as the Reporting Persons may determine at any such time based upon their evaluation of the Issuer’s businesses and prospects, price levels of the Shares and ADSs, conditions in the securities and financing markets and in the Issuer’s industry and the economy in general, regulatory developments affecting the Issuer and its industry and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer’s management, directors and other shareholders and third parties regarding its investment in, and the business and strategy of, the Issuer.
     The second paragraph of Item 5 (a, b) is incorporated by reference into this Item 4.
     Other than as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and supplemented by adding the following:
     (a, b) Since and including August 25, 2010, ITM has acquired 6,593,400 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 80,394,800 Shares, consisting of 56,000,000 Shares that Grupo México owns directly, and 24,394,800 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 24,394,800 Shares. The Shares directly owned by Grupo México and ITM represent approximately 11.7% and 5.1%, respectively, or 16.9% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. Grupo México has the sole power to vote or direct the vote of the 56,000,000 Shares that it owns directly, and has shared power to vote or direct the vote of the 24,394,800 Shares held by ITM. ITM does not have the sole power to vote or direct the vote of any of the 24,394,800 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 56,000,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 24,394,800 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 24,394,800 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares.
     Grupo México’s beneficial ownership of 80,394,800 Shares represents 14.3% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result of such provision, Grupo México may be required to dispose in the open market of 24,294,800 of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and it does not have the ability to exercise voting rights with respect to such number of Shares. Grupo México and ITM, considered as a single holder pursuant to the Issuer’s bylaws, were asked by representatives of the Issuer at the Shareholders Meeting of the Issuer held on July 22, 2010, to dispose of some of their Shares in order to reduce their combined ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares. ITM and Grupo México intend to file a claim in the Federal District Courts of Mexico, seeking, among other things, that the Court determine whether certain provisions of the Issuer’s bylaws are valid under applicable Mexican law and legal framework and to invalidate such provisions of the Issuer’s bylaws. The provisions of the Issuer’s bylaws that Grupo México and ITM intend to ask the Court to address include (i) the limitation to the share ownership by a shareholder or group of related shareholders to 10% of the Issuer Equity Shares; (ii) the obligation of a shareholder or group of related shareholders that exceeds such 10% limit to dispose of the excess Shares in the open market; and (iii) the loss by a shareholder of the voting rights and rights to receive dividends with respect to any Shares in excess of the 10% limit. If Grupo México and ITM are successful in their claim, there would be no limitation on the number of Class B shares of the Issuer that any holder could own. Under the Issuer’s bylaws, however, Class BB shares of the Issuer must be converted into Class B shares prior to a transfer of such Class BB shares to a third party (including the Reporting Persons) such that no holder of Class B shares could become a holder of Class BB shares. Under the Issuer’s bylaws, certain corporate actions are reserved to, or require the approval of, the holders of Class BB shares or the directors of the Issuer appointed by such holders, including, but not limited to, the sale of fixed assets with a value in excess of a specified amount, increases in the corporate capital of the Issuer or its subsidiaries, any sale of shares of capital stock of the Issuer’s subsidiaries, the purchase and sale of capital stock of companies, appointment and removal of the director general and first level officers of the Issuer, dividend distributions and, so long as the Class BB shares represent at least 7.65% of the total subscribed and paid corporate capital of the Issuer, the liquidation or dissolution of the Issuer, amendment of the Issuer’s bylaws, mergers, subdivisions or divisions of shares and the granting or modification of special rights to any class of shares of capital stock of the Issuer.
     (c) The table below sets forth the transactions in Shares since and including August 25, 2010 by the Reporting Persons. Except as otherwise indicated in the table below, all such transactions were open market purchases by ITM of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares purchased or sold on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth below.

			Daily
	Number of		Weighted Average		Daily
Date of	Shares		Price Per Share		Range of Prices
Transaction	Purchased		(U.S.$)*		(U.S.$)*
8/26/10	100,000		2.88	**	2.87-2.89	**
8/26/10	170,000	***	2.88		2.87-2.90
8/27/10	350,000		2.91	**	2.90-2.91	**
8/30/10	500,000		2.83	**	2.81-2.88	**
8/31/10	54,300		2.80	**	2.79-2.80	**
8/31/10	1,500,000		2.71	**	2.71-2.86	**
8/31/10	111,000	***	2.81		2.81-2.82
9/2/10	80,000		2.94	**	2.93-2.95	**
9/2/10	150,000	***	2.94		2.93-2.95
9/3/10	50,000		3.03	**	****
9/6/10	8,900		3.03	**	****
9/7/10	108,300		3.00	**	2.99-3.00	**
9/7/10	230,000	***	2.99		2.98-3.00
9/8/10	375,000		3.00	**	2.98-3.02	**
9/8/10	400,000	***	3.01		2.98-3.00
9/9/10	100,000		3.00	**	2.98-3.01	**
9/10/10	200,000		3.02	**	3.01-3.02	**
9/10/10	280,000	***	3.03		****
9/13/10	492,000		3.10	**	3.08-3.12	**
9/13/10	350,000	***	3.09		3.07-3.11
9/20/10	558,900		3.25	**	3.22-3.26	**
9/20/10	175,000	***	3.25		3.23-3.26
9/21/10	200,000		3.33	**	3.32-3.34	**
9/21/10	50,000	***	3.32		3.32-3.33

*	Prices do not include broker commissions.

**	Reported prices reflect conversion into U. S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

***	Open market purchases of ADSs on the NYSE in U.S. dollars.

****	Purchase effectuated in a single transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented by adding the following:
4	Joint Filing Agreement, dated September 22, 2010, between Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V.

5	Power of Attorney, dated April 29, 2008 (English translation)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.
Dated as of: September 22, 2010

GRUPO MÉXICO, S.A.B. DE C.V.
By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

INFRAESTRUCTURA Y TRANSPORTES MÉXICO
By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Attorney-in-Fact

Annex II
INFRAESTRUCTURA Y TRANSPORTES MÉXICO
Directors and Executive Officers
DIRECTORS AND EXECUTIVE OFFICERS OF INFRAESTRUCTURA Y TRANSPORTES MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Infraestructura y Transportes México. Each such person is a citizen of Mexico.

Name of Director			Present Principal Occupation
or Executive	Business Address	Title	or Employment
German Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México
Alfredo Casar Perez	Bosque de Ciruelos 99 11700 Mexico City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.
Agustin Santamarina V.	Campos Eliseos 345, Fl. 3 11560 Mexico City	Director	Counsel of Santamarina y Steta, S.C.
Rogelio Vélez López de la Cerda	Bosque de Ciruelos 180 11700 Mexico City	Director	Chief Executive Officer of Ferrosur, S.A. de C.V.
Octavio Ornelas Esquinca	Bosque de Ciruelos 99 11700 Mexico City	Director	Chief Financial and Administrative Officer of Ferrocarril Mexicano, S.A. de C.V.
Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Director	General Counsel of Grupo México

Exhibit Index

Exhibit No.	Description

4	Joint Filing Agreement, dated September 22, 2010, between Grupo México, S.A.B. de C.V. and Infraestructura y Transportes México, S.A. de C.V.

5	Power of Attorney, dated April 29, 2008 (English translation)